January 23, 2006

Via US Mail and Facsimile

Mr. Buddy Young
Chief Financial Officer
Advanced Media Training, Inc.
17377 Ventura Blvd, Suite 208
Encino, California 91316

Re: Advanced Media Training, Inc.
Form 10-KSB for the year ended May 31, 2005
Commission File Number: 000-50333

Dear Mr. Young:

We have reviewed the above referenced filing and have the following comments. We have limited our review to the financial statements and related disclosures included within these documents. Understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.

Where expanded or revised disclosure is requested, you may comply with these comments in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation.

We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

＊ ＊

Financial Statements

Balance Sheet, page 22
1. We note from your balance sheet presentation that you acquired a license agreement during fiscal 2005. Supplementally explain to us and revise your disclosure to include a description of this license agreement, the period over which you are amortizing this agreement, and why you believe such period is appropriate.

Statements of Operations, page 23

2. We note from your disclosure in Item 10 that your president and principal shareholder, Buddy Young, receives no monetary compensation. Supplementally explain to us how you have considered the market value of his services in your income statement. Refer to SAB Topic 5T for guidance.

Statements of Cash Flows, page 25

3. Present advances and repayments related to borrowings from shareholders on a "gross" basis. See guidance in paragraphs 75 and 79 of SFAS 95.

4. We note that you received a $15,000 cash contribution to capital during the fiscal year ended May 31, 2005. Supplementally tell us the circumstances surrounding this cash contribution and whether it was received from a related party.

Note 2 – Note Payable to Shareholder, page 29

5. We note that, in April 2003, you converted approximately $409,000 of debt owed to Buddy Young, your president, into 1,000,000 shares of common stock. We also note you currently have an agreement with Mr. Young under which he has agreed to lend up to $600,000 at 8% interest through December 31, 2006, and that you currently have approximately $446,000 outstanding under this arrangement. Supplementally explain to us how you plan to satisfy your obligation under this note on December 31, 2006.

Note 3 – Line of Credit, page 29

6. Disclose the expiration date of this line of credit. In addition, in the Liquidity and Capital Resources section of your MD&A, add similar disclosure and also discuss how you plan to satisfy this obligation.

Item 8A – Controls and Procedures, page 31

7. We note from your disclosure under Item 8A – Controls and Procedures, that you have concluded your disclosure controls and procedures are not effective, and that you are currently exploring ways to improve your accounting procedures to ensure accuracy. Supplementally tell us what you have done since your Form 10-KSB was issued to move your internal controls and procedures toward being effective.

* *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please file your response to our comments via EDGAR within ten business days from the date of this letter. Please understand that we may have additional comments after reviewing your response. You may contact Amy Geddes at 202-551-3304 or me at 202-551-3211 with any concerns as I supervised the review of your filing.

Sincerely,

David R. Humphrey
Branch Chief